SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            CRYOPAK INDUSTRIES, INC.
                            ------------------------
                               (Registrant's Name)

              1120-625 Howe Street, Vancouver, B.C. Canada V6c 2T6
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F X    Form 40-F _____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes ____     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Description of document filed:              Press Release
                                            -------------

Cryopak Industries Inc.

For Immediate Release
February 25, 2000

In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on February 25, 2000, the President of the Company, Mr. Harry Bygdnes announced that a convertible loan in the amount of CDN $3,652,000 has been arranged with a European investment group headquartered in Geneva, Switzerland. The loan will have a term of three (3) years and will bear interest at the rate of 10% per year, payable annually.

The principal amount of the loans will be convertible into units (each unit consisting of one common share and one half non-transferable share purchase warrant) at the rate of $1.25 per unit in the first year, $2.00 per unit in the second year and $3.00 per unit in the third year. However, no more than one-third of the principal amount may be converted during each year. Each full warrant will be exercisable for one common share, for a period of two years (but not beyond the maturity date), at an exercise price equal to the applicable conversion price at the time of exercise.

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The Company will pay a finder's fee of 10% of the proceeds in cash.

The proceeds of the private placement are planned to be utilized to complete the purchase of Northland Ice Gel, Inc. and Northland Custom Packaging and for general working capital purposes. Cyropak Industries announced on September 15 and 17, 1999 an agreement in principle to purchase these companies, but it has been necessary to firstly raise the appropriate financing.

The financing and acquisition of these profitable companies will allow Cryopak to become a complete "Cold Chain" solutions provider. The strategic addition of Northland's products fills out Cyropak's product offering. Marketing synergies between the companies will allow Cyropak to achieve significant sales goals.

Cyropak Industries Inc. develops, manufactures and markets temperature-controlling products and packaging systems for the transport of pharmaceuticals, seafood, airline food and beverages, and for Internet directed retail and commercial shopping networks. The Company is headquartered in Vancouver, British Columbia and is traded on the Canadian Venture Exchange under the symbol CII. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release, and the financing outlines above is subject to regulatory approval.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CRYOPAK INDUSTRIES INC.

Dated: March 1, 2000
                                                               /s/ Harry Bygdnes
                                                               -----------------
                                                                   Harry Bygdnes
                                                               President and CEO